

Mail Stop 3561

June 28, 2017

Gaston Pereira
Chief Executive Officer
Qpagos
Paseo del la Reforma 404 Piso 15 PH
Col. Juarez, Del. Cuauhtemoc
Mexico, D.F. C.P. 06600

Re: Qpagos
Amendment No. 3 to Registration Statement on Form S-1
Filed June 21, 3017
File No. 333-212859

Dear Mr. Pereira:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Risk Factors

We may continue to generate operating losses and experience negative cash flows…, page 5

1. The amounts of the net loss for the three months ended March 31, 2017 and year ended December 31, 2016 do not agree to the financial statements included in the prospectus. Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 24

2. Please explain to us why the amounts raised through a related party and through the issuance of five convertible notes during the three months ended March 31, 2 017 disclosed in the second sentence of the fourth paragraph do not agree to the unaudited condensed statements of cash flow on page F-5.

3. It appears that the that the amount of debt securities issued to private investors during the year ended December 31, 2016 disclosed in the fourth sentence of the fifth paragraph excludes proceeds from loans of $370,000 as disclosed in the consolidated statements of cash flows on page F-28. Please revise or advise.

Unaudited Financial Statements

Accounting Policies and Estimates
h) Recent Accounting Pronouncements, page F-9

4. ASU 2017-05 clarifies the scope of Subtopic 610-20 regarding gains and losses from the derecognition of nonfinancial assets and adds guidance for partial sales of nonfinancial assets. Please revise the description of ASU 2017-05 accordingly.

18 Subsequent Events, page F-55

5. Please explain to us why you disclosed subsequent events that occurred after the date the financial statements were issued. Please refer to ASC 855-10-25-4.

Signatures, page II-6

6. Please include the capacity in which Mr. James Fuller signed the registration statement.

Please contact Tony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, Lilyanna Peyser, Special Counsel at (202) 551-3222, or me at (202) 551-3720 if you have questions regarding the comments.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products